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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NLCG Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 N Detroit St, Office 02-111
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Griswold (206) 799-5381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

NLCG Distributors, LLC

June 30, 2021

OATH OR AFFIRMATION

I, J. David Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NLCG Distributors, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer, General Counsel

Title

MALIA K KAUHANE
Commission #20108550
NOTARY PUBLIC
Exp. 06/18/2024
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
NLCG Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NLCG Distributors, LLC (the "Company") as of June 30, 2021, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

[redacted]

Seattle, Washington
August 26, 2021

We have served as the Company's auditor since 2012.

NLCG DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Cash	$ 588,416
Accounts Receivable	1,017,531
Receivable from Managing Member	51,281
Prepaid Expenses	85,860
	$ 1,743,088

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 152,374
Due to Affiliate	18,750
	171,124
Member's Equity	1,571,964
	$ 1,743,088

The accompanying notes are an integral part of the statement of financial condition.

Note 1 - Organization and Nature of Business

NLCG Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Delaware. The Company is a distribution company that enters into agreements with asset management companies to provide marketing services and support. The Company holds no customer securities.

Northern Lights Capital Group, LLC (the Managing Member) owns 100% of the member equity interest in the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Significant estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Accounts Receivable - Accounts receivable consists of selling and distribution fees and retainer fees earned but not yet received. They are stated at the amount that management expects to collect and are not collateralized. No allowance is recorded as the balance due at year end is considered collectible. Accounts receivable totaled $1,017,531 and $1,002,159 as of June 30, 2021, and 2020, respectively.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Managing Member as a part of its tax return.

Changes to Accounting Policies

On June 16, 2016, the FASB issued an Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. For public business entities not subject to deferral, the amendments in this update are effective for annual reporting periods beginning after December 15,

2019. The adoption of ASU No. 2016-03 did not have a material impact on the Company's financial position or results of operations.

Note 3 - Related Party Transactions

Certain Company expenses are paid by the Managing Member on the Company's behalf, and these expenses are charged against an intercompany accounts payable account. These balances are routinely settled between the related companies on a quarterly basis.

As the Company and Managing Member are under common control, the Company's financial position may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2021, the Company had net capital of $438,810, which was $427,402 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.39.

Note 5 - Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6 - Concentration Risk

Three clients are responsible for 100% of the accounts receivable balance as of June 30, 2021, with receivables from Victory Park Capital Advisors, LLC representing 78% of the accounts receivable balance as of June 30, 2021.

Note 7 – Subsequent Events

An office lease was made on April 30, 2021 by and between DPF Cherry Creek LLC (Landlord) and NLCG Distributors, LLC (Tenant). The date the Tenant first takes possession of all or any portion of the Premises for purposes of operating its business is the Commencement Date. The Commencement Date is anticipated to occur on September 1, 2021. Unless earlier terminated in accordance with this Lease, the term of this Lease is 64 months and has a renewal option. NLCG Distributors, LLC will recognize the Right-of-Use Asset and Lease Liability of $283,503 on the Commencement Date.